Exhibit 99.1

IKANG ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2014

BEIJING, November 24, 2014 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), the largest provider in China’s fast growing private preventive healthcare services market in terms of revenue in 2013, today announced its unaudited financial results for the fiscal second quarter ended September 30, 2014.

Fiscal Second Quarter Ended September 30, 2014 Financial Highlights

•                  Net revenues were US$79.6 million, an increase of 44.4% year-over-year

•                  Gross profit was US$41.9 million, an increase of 46.0% year-over-year

•                  Operating income was US$21.1 million, an increase of 44.2% year-over-year

•                  Non-GAAP operating income(1) was US$21.7 million, an increase of 48.7% year-over-year

•                  Non-GAAP EBITDA was US$26.7 million, an increase of 56.6% year-over-year

•                  Net income attributable to the Company was US$15.5 million, an increase of 57.9% year-over-year

•                  Non-GAAP net income(2) was US$16.1 million, an increase of 64.5% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.24 and US$0.23, respectively, as compared to US$(0.21) and US$(0.21), respectively, in the fiscal second quarter of 2013

•                  Non-GAAP basic and diluted earnings per ADS(3) attributable to common shareholders were US$0.25 and US$0.24, respectively, as compared to US$(0.21) and US$(0.21), respectively, in the fiscal second quarter of 2013

Fiscal Six Months Ended September 30, 2014 Financial Highlights

•                  Net revenues were US$139.8 million, an increase of 44.0% year-over-year

•                  Gross profit was US$71.0 million, an increase of 38.8% year-over-year

•                  Operating income was US$26.7 million, an increase of 9.6% year-over-year

•                  Non-GAAP operating income(1) was US$34.3 million, an increase of 40.9% year-over-year

•                  Non-GAAP EBITDA was US$43.0 million, an increase of 48.7% year-over-year

•                  Net income attributable to the Company was US$17.4 million, an increase of 7.0% year-over-year

•                  Non-GAAP net income(2) was US$25.1 million, an increase of 53.8% year-over-year

•                  Basic and diluted earnings per ADS attributable to common shareholders were US$0.27 and US$0.26, respectively, as compared to US$(0.11) and US$(0.11), respectively, in the first half of fiscal 2013

•                  Non-GAAP basic and diluted earnings per ADS(3) attributable to common shareholders were US$0.39 and US$0.37, respectively, as compared to US$(0.11) and US$(0.11), respectively, in the first half of fiscal 2013

(1)         Non-GAAP operating income is defined as income from operations excluding share-based compensation expenses.  For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(2)         Non-GAAP net income is defined as net income attributable to the Company excluding share-based compensation expenses.

(3)         Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

“This is the third consecutive reporting quarter that we delivered strong results demonstrating tremendous market opportunities and solid growth trajectory with continued enhancement in our key financial and operating metrics. We are firmly on track to achieve our full fiscal year revenue growth of 40-43%” said Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang. “Our total net revenues for the quarter and for the six-month period increased by 44.4% and 44.0%, respectively, compared to the respective periods in fiscal 2013with phenomenal growth momentum across all business lines. For the fiscal second quarter, the year over year revenue growth from medical examination, disease screening and other services were 41.2%, 30.5% and 121.7%, respectively.”

“The market opportunities are immense and we are confident that the market dynamics in the China private preventive healthcare services market play to our strength as the addressable market size continues to grow rapidly from its current low penetration rate, given rising affordability and health awareness.”

“iKang remains well positioned to capitalize on these enormous market opportunities and our market leading positions further strengthened as we continue to build our preventive healthcare service platform, enhance our high-end Evergreen brand, expand our nationwide footprint through acquisitions and integrations, develop our IT infrastructure and solutions, broaden our value-added service offerings and explore opportunities in adjacent areas. We will continue to invest in areas imperative for building a sustainable business growth while be vigilant and disciplined in ensuring we have a competitive cost structure that ultimately delivers shareholders value in the long term.”

Shares Outstanding

As of September 30, 2014, the Company had a total of 32,761,539 common shares issued and outstanding, including 31,956,439 Class A common shares (among which 5,966,979 are in the form of ADSs) and 805,100 Class C common shares. One common share is represented by two ADSs.

SECOND QUARTER ENDED SEPTEMBER 30, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter were US$79.6 million, representing a 44.4% increase from US$55.1 million in the same period in the last fiscal year. It was primarily due to increase in the number of customer visits, increase in blended average selling price and the incremental revenue contribution from three major acquisitions in Shanghai and Hong Kong.  As of September 30, 2014, the number of our self-owned medical centers totalled 50 compared to 38 as of September 30, 2013. In the quarter, the Company served a total of 977,000 customer visits under both corporate and individual programs, representing an increase of 34.8% over the second quarter of fiscal 2013.

The table below sets forth a breakdown of net revenues:

(US$ million)	2nd Quarter Ended Sep 30, 2014	2nd Quarter Ended Sep 30, 2013	YoY % Change
Medical Examinations	68.3	48.3	41.2%
Disease Screening	5.3	4.0	30.5%
Other Services	6.0	2.8	121.7%
Total	79.6	55.1	44.4%

Medical Examinations: Net revenues for the quarter were US$68.3 million, representing a 41.2% increase from US$48.3 million in the same period in the last fiscal year. The increase was primarily due to an increase of 34.8% in the number of customer visits for medical examinations during the period and an increase of 4.2% in the blended average selling price.

Disease screening: Net revenues for the quarter were US$5.3 million, representing a 30.5% increase from US$4.0 million in the same period in the last fiscal year. Disease screening refers to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.  The increase was in line with the increase in the revenues from medical examinations.

Other services: Net revenues for the quarter were US$6.0 million, representing a 121.7% increase from US$2.8 million in the same period last fiscal year. The increase was mainly due to the revenue contribution from the acquired business in Shanghai and Hong Kong such as medical consultancy service, packaged medical service, and vaccination service, as well as our new business line of dental care service.

Cost of Revenues

Cost of revenues for the quarter was US$37.7 million, representing a 42.8% increase from US$26.4 million in the same period in the last fiscal year. The increase was in line with the revenue growth.

Gross Profit and Gross Margin

Gross profit for the quarter was US$41.9 million, representing a 46.0% increase from US$28.7 million in the same period in the last fiscal year. Gross margin for the quarter was 52.6%, compared to 52.1% in the second quarter of fiscal 2013.

Operating Expenses

Total operating expenses for the quarter were US$20.8 million, representing a 47.8% increase from US$14.1 million in the same period last fiscal year. Excluding the $649,000 share-based compensation expenses recorded in the quarter, total operating expenses would have increased by 43.2%, which represented 25.4% of total net revenues as compared to 25.6% in the same period in the last fiscal year.

Sales and marketing

Sales and marketing expenses for the quarter were US$9.6 million, accounting for 12.0% of total net revenues as compared to 11.9% in the same period in the last fiscal year.

General and administrative

General and administrative expenses for the quarter were US$11.0 million, accounting for 13.8% of total net revenues as compared to 13.1% in the same period last fiscal year. The increase was mainly due to the share-based compensation expenses recorded in the quarter and rental cost of new centers.

Research and development

Research and development expenses for the quarter were US$297,000, accounting for 0.4% of total net revenues as compared to 0.6% in the same period in the last fiscal year.

Income from Operations

Income from operations for the quarter was US$21.1 million, increased 44.2% from US$14.6 million in the same period in the last fiscal year. Operating margin was 26.4% as compared to 26.5% in the second quarter of fiscal 2013.

Net Income

Net income attributable to the Company was US$15.5 million, an increase of 57.9% from a net income of US$9.8 million for the same period in the last fiscal year. Net margin was 19.4% compared to 17.8% in the second quarter of fiscal 2013.

Non-GAAP net income excluding share-based compensation expenses for the quarter was US$16.1 million, an increase of 64.5% from US$9.8 million for the same period in fiscal 2013. Non-GAAP net margin was 20.3% compared to 17.8% in the same quarter in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.24 and US$0.23, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.21) and US$(0.21), respectively, in the same quarter of fiscal 2013.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.25 and US$0.24, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.21) and US$(0.21), respectively, in the same quarter of fiscal 2013.

Cash and Working Capital

As of September 30, 2014, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$206.0 million, compared to US$192.0 million as of June 30, 2014.

The net working capital was US$141.0 million as of September 30, 2014, with US$305.8 million of current assets and US$164.8 million of current liabilities, compared to US$151.1 million of net working capital as of June 30, 2014.

SIX MONTHS ENDED SEPTEMBER 30, 2014 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the six months ended September 30, 2014 were US$139.8 million, representing a 44.0% increase from US$97.1 million in the same period in the last fiscal year. It was primarily due to increase in the number of customer visits, further expansion of medical center network and the incremental revenue contribution from three major acquisitions in  Shanghai and Hong Kong.  During this period, the Company served a total of 1.8 million customer visits under both corporate and individual programs, representing an increase of 34.9% over the six months ended September 30, 2013.

The table below sets forth a breakdown of net revenues:

(US$ million)	Six Months Ended Sep 30, 2014	Six Months Ended Sep 30, 2013	YoY % Change
Medical Examinations	119.8	84.5	41.9%
Disease Screening	9.5	7.1	32.2%
Other Services	10.5	5.5	91.5%
Total	139.8	97.1	44.0%

Medical Examinations: Net revenues for the period were US$119.8 million, representing a 41.9% increase from US$84.5 million in the same period in the last fiscal year. The increase was primarily due to an increase of 36.4% in the number of customer visits for medical examinations during the period and an increase of 4.3% in the blended average selling price.

Disease screening: Net revenues for the period were US$9.5 million, representing a 32.2% increase from US$7.1 million in the same period in the last fiscal year. The increase was in line with the increase in revenues from medical examinations.

Other services: Net revenues for the period were US$10.5 million, representing a 91.5% increase from US$5.5 million in the same period in the last fiscal year. The increase was mainly due to the revenue contribution from the acquired business in Shanghai and Hong Kong such as medical consultancy service, packaged medical service, and vaccination service, as well as our new business line of dental care service.

Cost of Revenues

Cost of revenues for the period was US$68.8 million, representing a 49.6% increase from US$46.0 million in the same period in the last fiscal year. The increase was primarily due to increased costs of material consumables and third party outsourcing services as well as depreciation and amortization expenses associated with the new centers opened and acquired from September 30, 2013 to September 30, 2014.

Gross Profit and Gross Margin

Gross profit for the six months ended September 30, 2014 was US$71.0 million, representing a 38.8% increase from US$51.1 million in the same period in the last fiscal year. Gross margin for the period was 50.8%, compared to 52.6% in the six months ended September 30, 2013.  As the newly operated centers were still at their ramping-up stage, they had relatively low gross margins in the first quarter of fiscal 2014 which have impacted on the overall gross margin.

Operating Expenses

Total operating expenses for the six months ended September 30, 2014 were US$44.3 million, representing a 65.5% increase from US$26.7 million in the same period in the last fiscal year. Excluding the $7.6 million share-based compensation expenses recorded in the first half of fiscal 2014, total operating expenses would have increased by 37.0%, which represented 26.2% of total net revenues compared to 27.5% in the same period in the last fiscal year.

Sales and marketing

Sales and marketing expenses for the period were US$16.5 million, accounting for 11.8% of total net revenues compared to 12.6% in the same period in the last fiscal year. The improvement reflected our better control over the advertising fees compared to the same period in the last fiscal year.

General and administrative

General and administrative expenses for the period were US$27.3 million, accounting for 19.5% of total net revenues compared to 14.2% in the same period in the last fiscal year. The increase was mainly due to the share-based compensation expenses recorded in the period this year.

Research and development

Research and development expenses for the period were US$521,000, accounting for 0.4% of total net revenues as compared to 0.8% in the same period in the last fiscal year.

Income from Operations

Income from operations for the period was US$26.7 million, an increase of 9.6% from US$24.4 million from the same period in the previous fiscal year. Operating margin was 19.1% compared to 25.1% in the first half of fiscal 2013. Excluding the $7.6 million share-based compensation expenses recorded in the first half of fiscal 2014, income from operations would have been US$34.3 million, an increase of 40.9% from the same period in the last fiscal year.

Net Income

Net income attributable to the Company for the six months ended September 30, 2014 was US$17.4 million, an increase of 7.0% from a net income of US$16.3 million for the same period in the last fiscal year. Net margin was 12.5% compared to 16.8% in the first half of fiscal 2013.

Non-GAAP net income excluding share-based compensation expenses for the first half this year was US$25.1 million, an increase of 53.8% from US$16.3 million for the same period in fiscal 2013. Non-GAAP net margin was 17.9% compared to 16.8% in same period in the last fiscal year.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to common shareholders were US$0.27 and US$0.26, respectively, compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.11) and US$(0.11), respectively, in the same period of fiscal 2013.

Non-GAAP basic and diluted earnings per ADS attributable to common shareholders were US$0.39 and US$0.37, respectively, as compared to basic and diluted earnings per ADS attributable to common shareholders of US$(0.11) and US$(0.11), respectively, in the same period of fiscal 2013.

Cash and Working Capital

As of September 30, 2014, the Company’s cash and cash equivalents, restricted cash and term deposit totaled US$206.0 million, as compared to US$46.2 million at the beginning of fiscal 2014. This increase was mainly driven by the proceeds raised from the Company’s initial public offering in April 2014.

The net working capital was US$141.0 million as of September 30, 2014, with US$305.8 million of current assets and US$164.8 million of current liabilities, compared to US$7.4 million of net working capital at the beginning of fiscal year 2014.

GUIDANCE FOR FISCAL YEAR ENDING MARCH 31, 2015

For the fiscal year ending March 31, 2015, the Company reaffirms its guidance of net revenues to be between US$283 million and US$290 million, representing a year-on-year increase between 40.0% and 43.4%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 7:30 am US Eastern Time (8:30 pm Beijing/Hong Kong Time) on November 25, 2014, to discuss its quarterly and fiscal year results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0539
Hong Kong:	800-905-927
United States:	1-855-298-3404
International:	+65-6823-2299
Passcode:	6317516

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-184-2240
Hong Kong:	800-966-697
United States:	1-866-846-0868
International:	+61-2-9641-7900
Replay Passcode:	6317516
Replay End Date:	December 9, 2014

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 12.3% of market share in terms of revenue in 2013.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2014, the Company delivered its services to approximately 2.7 million individuals across China.

As of September 30, 2014, iKang’s nationwide network consisted of 50 self-owned medical centers covering 15 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin and Changzhou, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 300 third-party service provider facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang.ir@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2014	2014
ASSETS
Current assets
Cash and cash equivalents	$30,221	$107,313
Restricted cash	16,007	54,904
Term deposit	—	43,776
Accounts receivable, net of allowance for doubtful accounts of $4,330 and $5,552 as of March 31, 2014 and September 30, 2014, respectively	37,619	70,433
Inventories	1,693	2,427
Deferred tax assets-current	3,991	5,073
Prepaid expenses and other current assets	20,012	21,855
Amount due from related party	1,287	—

Total current assets	$110,830	$305,781

Equity method investment	$6,220	$—
Restricted cash-non-current	2,153	—
Property and equipment, net	63,644	86,950
Acquired intangible assets, net	17,530	27,813
Goodwill	41,412	55,956
Cost method investment	129	130
Deferred tax assets-non-current	2,007	1,821
Rental deposit and other non-current assets	6,301	7,345

TOTAL ASSETS	$250,226	$485,796

LIABILITIES, MEZZANINE EQUITY AND EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $14,599 and $18,616 of March 31, 2014 and September 30, 2014, respectively)	$16,965	$21,562
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,126 and $27,133 of March 31, 2014 and September 30, 2014, respectively)	24,275	32,107
Income tax payable (including income tax payable of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $5,299 and $9,967 of March 31, 2014 and September 30, 2014, respectively)	6,382	11,338
Amount due to related parties (including amount due to related parties of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $8,049 and nil of March 31, 2014 and September 30, 2014, respectively)	8,049	—
Deferred revenues (including deferred revenues of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $22,234 and $28,760 of March 31, 2014 and September 30, 2014, respectively)	29,523	36,061
Deferred government subsidy-current (including deferred government subsidy-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $47 and $16 of March 31, 2014 and September 30, 2014, respectively)	47	16
Short term borrowings (including short term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $17,717 and $62,520 of March 31, 2014 and September 30, 2014, respectively)	18,201	63,673

Total current liabilities	$103,442	$164,757

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	As of	As of
	March 31,	September 30,
	2014	2014
Deferred government subsidy-non-current (including deferred government subsidy-non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $63 and $63 of March 31, 2014 and September 30, 2014, respectively)	$63	$63
Long term borrowings (including long term borrowings of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $1,865 and nil of March 31, 2014 and September 30, 2014, respectively)	1,865	—
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIE entities without recourse to iKang Healthcare Group, Inc. of $2,929 and $5,816 of March 31, 2014 and September 30, 2014, respectively)	3,478	6,364

TOTAL LIABILITIES	$108,848	$171,184

Mezzanine equity	$264,517	$—

Equity
Total iKang Healthcare Group, Inc. shareholders’ (deficit)/equity	$(126,957)	$310,325
Non-controlling interest	$3,818	$4,287

TOTAL (DEFICIT)/EQUITY	$(123,139)	$314,612

TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	$250,226	$485,796

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three month periods		Six month periods
	ended September 30		ended September 30
	2013	2014	2013	2014

Net revenues	$55,128	$79,627	$97,108	$139,791
Cost of revenues	26,421	37,722	45,992	68,817

Gross profit	$28,707	$41,905	$51,116	$70,974

Operating expenses:
Selling and marketing	$6,550	$9,566	$12,206	$16,490
General and administrative	7,234	10,983	13,789	27,254
Research and development	321	297	753	521

Total operating expenses	$14,105	$20,846	$26,748	$44,265

Income from operations	$14,602	$21,059	$24,368	$26,709
Loss from forward contracts	—	—	—	(8)
Interest expense	348	859	656	1,313
Interest income	25	283	44	348
Other income	—	883	—	883

Income before provision for income taxes and gain from equity method investment	$14,279	$21,366	$23,756	$26,619
Income tax expenses	4,246	5,679	7,064	9,328
Gain from equity method investment	—	—	—	521

Net income	$10,033	$15,687	$16,692	$17,812
Less: Net income attributable to non-controlling interest	226	200	396	378

Net income attributable to iKang Healthcare Group, Inc.	$9,807	$15,487	$16,296	$17,434
Deemed dividend to preferred shareholders	10,793	—	14,454	100
Undistributed earnings allocated to preferred shareholders	1,699	—	3,246	201

Net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(2,685)	$15,487	$(1,404)	$17,133

Net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.41)	$0.47	$(0.22)	$0.54
Diluted	$(0.41)	$0.45	$(0.22)	$0.52

Net (loss)/income per ADS (1 common share equals to 2 ADSs)
Basic	$(0.21)	$0.24	$(0.11)	$0.27
Diluted	$(0.21)	$0.23	$(0.11)	$0.26

Weighted average shares used in calculating net income per common share
Basic	6,481,245	32,752,409	6,481,245	31,493,935
Diluted	6,481,245	34,186,773	6,481,245	32,807,038

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data, or otherwise noted)

(Unaudited)

	Three month periods		Six month periods
	ended September 30		ended September 30
	2013	2014	2013	2014

Income from operations	$14,602	$21,059	$24,368	$26,709
Add:
Share-based compensation	—	649	—	7,625

Non-GAAP operating income	$14,602	$21,708	$24,368	$34,334

Net income attributable to iKang Healthcare Group, Inc.	$9,807	$15,487	$16,296	$17,434
Add:
Share-based compensation	—	649	—	7,625

Non-GAAP net income	$9,807	$16,136	$16,296	$25,059

Income from operations	$14,602	$21,059	$24,368	$26,709
Add:
Depreciation and amortization	2,438	4,976	4,535	8,654
Share-based compensation	—	649	—	7,625

Non-GAAP EBITDA	$17,040	$26,684	$28,903	$42,988

Non-GAAP net income attributable to preferred shareholders of iKang Healthcare Group, Inc.	$12,492	$—	$17,700	$698

Non-GAAP net (loss)/income attributable to common shareholders of iKang Healthcare Group, Inc.	$(2,685)	$16,136	$(1,404)	$24,361

Non-GAAP net (loss)/income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$(0.41)	$0.49	$(0.22)	$0.77
Diluted	$(0.41)	$0.47	$(0.22)	$0.74

Non-GAAP net (loss)/income per ADS (1 common share equals to 2 ADSs)
Basic	$(0.21)	$0.25	$(0.11)	$0.39
Diluted	$(0.21)	$0.24	$(0.11)	$0.37